UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR
2019 year-end

UNDER THE SECURITIES ACT OF 1933

Name of issuer
Vizrom Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
August 14, 2018

Physical address of issuer
3720 Rime Village Drive, Hoover, AL 35216

Website of issuer
www.vizrom.com

Current number of employees
4

	2018 fiscal year-end	2019 fiscal year-end
Total Assets	$0.00	$0.00
Cash & Cash Equivalents	$0.00	$0.00
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00

Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$8,525.00	-$21.519.79

May 10, 2020

FORM C-AR

Vizrom Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Vizrom Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.vizrom.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 10th, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These

statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

SUMMARY	6
The Business	6
RISK FACTORS	6
Risks Related to the Company's Business and Industry	6
BUSINESS	14
Description of the Business	14
Business Plan	14
History of the Business	15
The Company's Products and/or Services	15
Competition	15
Supply Chain and Customer Base	15
Intellectual Property	16
Governmental/Regulatory Approval and Compliance	17
Litigation	17
Other	17
DIRECTORS, OFFICERS AND EMPLOYEES	17
Directors	18
Officers	18
Employees	20
CAPITALIZATION AND OWNERSHIP	20
Capitalization	20
Ownership	22
FINANCIAL INFORMATION	22
Operations	23
Liquidity and Capital Resources	23
Capital Expenditures and Other Obligations	24
Material Changes and Other Information	24
Trends and Uncertainties	24
Restrictions on Transfer	24
TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST	24
Related Person Transactions	24
Conflicts of Interest	25
OTHER INFORMATION	25
Bad Actor Disclosure	25
EXHIBITS	28
EXHIBIT A	29

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Vizrom Inc. (the "Company") is a Delaware Corporation, formed on August 14, 2018.

The Company is located at 3720 Rime Village Drive, Hoover, AL 35216.

The Company's website is www.vizrom.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Vizrom is a License Plate as a Service (LPAAS) technology startup company based in Birmingham Alabama. The product is an interactive vehicle registration number plate. Since the metal license plate was first introduced in the United States in 1901, it has not changed much. We believe now is the time for the metal license plate to get an extreme makeover.

The metal license plate is permanently stamped with registration numbers and other related information. It is not interactive, and simply not cool in the current dispensation when vehicles are becoming highly intelligent and autonomous.

Our solution is a license plate that can display information on-demand, integrates with a car computer to relay intelligence real-time driving data to the cloud, and a software component to support a web and a mobile application for license plate renewal.

A powerful, smart, and interactive electronic license plate that displays DMV-issued registration number electronically using E-paper display. E-paper is a technology that mimics the appearance of ordinary ink on paper. The main advantages of E-paper display over traditional LCD screens are paper-like readability and extremely low power consumption.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have not generated revenue, do not foresee generating any revenue in the near future and therefore rely on external financing.

We are a startup Company and our business model currently focuses on the development of our product rather than generating revenue. While we intend to generate revenue in the future, we cannot assure you when or if we will be able to do so.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through approximately December 2020, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, and development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

* The cost of expanding our operations.

* The financial terms and timing of any collaborations, licensing, or other arrangements into which we may enter.

* The rate of progress and cost of development activities.

* The need to respond to technological changes and increased competition.

* The costs of filing, prosecuting, defending, and enforcing any patent claims and other intellectual property rights.

* The cost and delays in product development that may result from changes in regulatory requirements applicable to our products.

* Sales and marketing efforts to bring these new product candidates to market.

* Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

* Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences, or privileges senior to the Securities. In addition, the terms of the debt securities issued could impose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies or product candidates or

grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms that are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have [no] [a limited] operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on August 14, 2018. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations, and prospects in light of the risks, expenses and challenges faced as an early-stage company.

The development and commercialization of our [products/services] is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved [products/services] and thus may be better equipped than us to develop and commercialize [products/services]. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our [products/services] will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Emmanuel Umoh who is the founder & CEO of the company (8/2018 to present). The Company has or intends to enter into employment agreements with Emmanuel Umoh, although, there can be no assurance that it will do so or that he will continue to be employed by the Company for a particular period. The loss of Emmanuel Umoh or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

To achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. [and various foreign jurisdictions].

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time when it becomes necessary to perform the system and process evaluation, testing and remediation required to comply with the management certification and auditor attestation requirements.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment [requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements,] changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

Maintaining, extending, and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands, or our products on social or digital media, whether valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend, and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.
Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. [In addition, because of our varied customer base, we must offer an array of products that satisfy the broad spectrum of consumer preferences.] If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

Substantial disruption to production at our manufacturing and distribution facilities could occur.
A disruption in production at our manufacturing facility [or at our third-party manufacturing facilities] could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may

cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations.

The consolidation of retail customers could adversely affect us.
Retail customers, such as [supermarkets, warehouse clubs, and food distributors] in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.
Our activities or products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the U.S. Food and Drug Administration, U.S. Federal Trade Commission, the U.S. Departments of Agriculture, Commerce and Labor[, as well as similar and other authorities outside of the United States, International Accords and Treaties and others, including voluntary regulation by other bodies]. [In addition, legal and regulatory systems in emerging and developing markets may be less developed, and less certain.] These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have

an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

• Any intellectual property that is directly or indirectly associated with the company could be unenforceable or ineffective. The founder of the company has a provisional patent pending with the USPTO. The technology which the patent application is intended to protect is directly linked with the idea being developed by the company. The founder has also applied for a Non provisional design patent. The design patent application, which is still being processed by the USPTO, is also directly linked with the design of the product the company is currently developing. There is no guarantee that the two applications will be approved.

For our company to be fully operational and our product to become fully acceptable in the market, the patent has to be approved. The design of our product is incredibly unique and the approval of our utility and design patents will strongly establish our company as a force to reckon with in the electronic license plate market. If these two patents are not approved, it can greatly limit our growth potential as a company. Please note that the two patents were filed by the Founder of the company, and not the company itself. Therefore, the founder of the company is the owner of the patents, not the company. While the process

has not started yet, however, the founder of the company will eventually transfer the ownership of the patents to the company in a later date. The transfer of the patent's ownership to the company will be completed before decisions are made on the patent application by the USPTO.

We have one competition in the market, and they are way ahead of us with their product readiness to enter the market.

We currently have one formidable competition. Formidable in the sense that our competition is far ahead of our company in terms of the readiness of their product to enter the market. Currently, we are developing our first prototype. We must complete the development of our custom size display before proceeding to develop our second prototype. It is after the completion of our second prototype that we can go into pilot testing of our product. Our competition is currently conducting a pilot testing of their product.

Vizrom Inc is a brand-new startup company and with a brand-new product.

As a company, Vizrom Inc has no history, no clients, no revenue, and no product. Our company is newly formed, and our product development is ongoing. If you are investing in our company, it is because you think that our electronic license plate is a good idea. You think that we will be able to get our patent application approved for us to have the property right over the design of our electronic license plate. You also think that we will secure the exclusive marketing and manufacture rights to our electronic license plate. Your investment is also an indication that you think that our company will be successful in manufacturing, marketing, and selling our product to our potential customers. You also assume that the price margin for our electronic license plate will be right for customers to buy our product. It is important to note that while we are delight for the confidence you have in the success of our company; we are yet to complete the development of our product. We do not currently have revenue and have not turned a profit, therefore, there is no assurance that we will ever be profitable.

If we can raise the maximum amount sought in this offering, it is highly likely that we will need to raise extensive funds in the future to continue with our product development.

Due to the nature of the product we are developing, we estimate that we will need at least $1 million to commence commercial production of our electronic license plate. We believe that we will be able to finance the commercial production of our electronic license plate through pre

payment for orders. If we are unable to do so, we may need to raise money from either bank loans, future sales of securities or some combination of funding to commence commercial production.

Our securities may be difficult to resell.

Because our company is a brand-new company and with a brand-new product, there are certain limitation to reselling our securities. As an investor in our company, we think that it might be difficult to resell our securities.

Financial review for Vizrom Inc includes a going concern note.

Because Vizrom Inc is a brand new company with no product yet, our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period.

The current valuation of Vizrom Inc is a pure speculation.

This is not to conclude that Vizrom Inc is worth a specific amount, and no one is saying so. It is a question of whether you as an investor is willing to pay a certain predetermine price for this security. The current value of the company is based on the price you as an investor is willing to pay per share.

The business projections for Vizrom Inc are only estimates.

We cannot with any level of certainty offer any assurance that Vizrom Inc will meet those projections. We cannot also provide any level of certainty or assurance that both Vizrom as a company and its investors will make money. It is possible that the company can make money likewise it investors, however, this depends on several factors including sufficient demands for our product and the ability of the company to meet those demands.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

If the cars of tomorrow are designed to be intelligent and connected, why then, do we still used the metal registration number plates that was invented in the 18th century? This question is what Vizrom has set out to answer. Vizrom is a License Plate as a Service (LPAAS) technology

startup company based in Birmingham Alabama. The product is an interactive vehicle registration number plate. Since the metal license plate was first introduced in the United States in 1901, it has not changed much. We believe now is the time for the metal license plate to get an extreme makeover.

The metal license plate is permanently stamped with registration numbers and other related information. It is not interactive, and simply not cool in the current dispensation when vehicles are becoming highly intelligent and autonomous.

Our solution is a license plate that can display information on-demand, integrates with a car computer to relay intelligence real-time driving data to the cloud, and a software component to support a web and a mobile application for license plate renewal.

A powerful, smart, and interactive electronic license plate that displays DMV-issued registration number electronically using E-paper display. E-paper is a technology that mimics the appearance of ordinary ink on paper. The main advantages of E-paper display over traditional LCD screens are paper-like readability and extremely low power consumption.

Business Plan

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Electronic license plates	Electronic license plates designed and develop to electronically display DMV issued registration number electronically.	Automobile/luxury car market

We currently do not have any sales yet, and do not anticipate doing so until the end of the third quarter of 2020. Our smart license plate is currently in the development stage. We are in the process of completing the development of our first prototype. The standard size for license plates in North America is 12 by 6. Our first prototype will not be in this size. The reason is that the design and development of our custom size 12 by 6 electronic paper display is not completed yet. Our second prototype will be developed with the custom size 12 by 6 to conform to the standard size license plates in North America. The completion of our second prototype, will be followed by a pilot program. After the pilot program is completed, the next phase will be to mass produce our product.

The sale of our product to our customers will mostly take place through a third party. We will partner with car dealers to sell our electronic license plate to their customers. This means that we will distribute our product to car dealers, then they will then sell it to their respective customers.

We planned to also partner with car manufacturers. This will allow the electronic license plate to be installed on newly manufactured vehicles and sold as a premium add-on feature.

Competition

The Company's primary competitors are the only competition that is currently developing the same technology that we know of is Revival auto.

Although we may be developing the same technology, however, our business mission is different from that of our competition. For example, we will not use our product to track our users. Our competition planned to track their users. This is one thing that differentiates us from our competition. Reviver auto intents to use their license plate to sell ads. To successfully display ads on the license plate means they will have to track the location of the vehicle whose license plate is displaying the ads. This will lead to tracking the movement of the vehicle in real-time. We do not plan to sell ads and therefore, will not track our customers.

Supply Chain and Customer Base

Some of the components we used in the development of our product include E-paper display. This is a low power reflective electrophoretic display module based on active matrix TFT substrate. The other component is a PCB driver. This is a controller that helps to drive information to the display screen of the E-paper. The PCB controller is also the channel through which the E-license plates communicate with the Telco network and cloud servers. Some of our suppliers include Eink in Japan, plastic logic in Germany, NOA lab in China, and Visionect in Slovenia

The Company is dependent on the following suppliers:

Supplier or Description	Service, input or raw material provided	Percent of such service, input or raw material from such supplier
Eink	E-paper display	50.0%
Plastic logic	E-paper display	35.0%
ITE	Timing Controller	10.0%
Other companies	Peripheral components	5.0%

Our current customers are mostly individual car owners, small and large corporations with a fleet of vehicles and government agencies with a fleet of vehicles.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country
62/687,082	Provisional patent for Electronic License Plate	This patent application is pending. The application was filed to protect the functionalities of the electronic license plate and how it works.	June 11, 2018		United States

Governmental/Regulatory Approval and Compliance

Our electronic license plate is subject to respective state regulations regarding the issuance of a license plate. In order to meet each state regulations, we have to work in conjunction with appropriate state agencies with the regulatory authority of the issuance of a license plate. Such an agency is mostly the Department of Motor Vehicle, the department of revenue and any other related agencies. Currently, the law authorizing the use of electronic license plate has been passed in the states of California, Arizona, and Michigan. We are currently working with the state of Alabama to pass a similar law.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 3720 Rime Village Drive, AL 35216

The Company has the following additional addresses:

The Company conducts business in Alabama.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Emmanuel Umoh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Emmanuel is the founder & CEO of the company (8/2018 to present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

At Vizrom, he works about 30hours a week as this is his part-time job. He was born and raised in Nigeria before immigrating to the United States. He is currently employed full time as a Network Analyst with Renasant Bank. Emmanuel has background in Network Security and Open Source Intelligent Investigation. Emmanuel previously worked full time as a Technology Analyst with the University of Alabama at Birmingham from 2015 until the end of 2017. In that capacity, he works with a team of developers to develop several applications on the ServiceNow platform for the University's reThink project. During his internship as a graduate student, Emmanuel worked as a Cyber Crime Investigator at the Center for Information Assurance and Joint Forensic Research within the University of Alabama at Birmingham. As a Cyber Crime Investigator, he was primarily responsible for conducting Open Source Intelligence Investigation on Social Media. At his current job as a Network Analyst, Emmanuel is charged with managing the day to day activities at his company's Network Operation Center which he started February of 2018. This is his full-time and primary job. Part of his responsibility under this role involved ensuring that the company's technology domains are protected from unauthorized intrusion and cyber attacks.

Education

He holds two master's degrees in Criminal Justice and Cyber Security from the University of Alabama at Birmingham.

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Emmanuel Umoh

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Emmanuel is the founder & CEO of the company (8/2018 to present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

At Vizrom, he works about 30hours a week as this is his part-time job. He was born and raised in Nigeria before immigrating to the United States. He is currently employed full time as a Network Analyst with Renasant Bank. Emmanuel has background in Network Security and Open Source Intelligent Investigation. Emmanuel previously worked full time as a Technology Analyst with the University of Alabama at Birmingham from 2015 until the end of 2017. In that capacity, he works with a team of developers to develop several applications on the ServiceNow platform for the University's reThink project. During his internship as a graduate student, Emmanuel worked as a Cyber Crime Investigator at the Center for Information Assurance and Joint Forensic Research within the University of Alabama at Birmingham. As a Cyber Crime Investigator, he was primarily responsible for conducting Open Source Intelligence Investigation on Social Media. At his current job as a Network Analyst, Emmanuel is charged with managing the day to day activities at his company's Network Operation Center which he started February of 2018. This is his full-time and primary job. Part of his responsibility under this role involved ensuring that the company's technology domains are protected from unauthorized intrusion and cyber attacks.

Education

He holds two master's degrees in Criminal Justice and Cyber Security from the University of Alabama at Birmingham.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 4 employees in Alabama.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Preferred Stock

Amount outstanding	N/A
Voting Rights	Each person has one vote
Anti-Dilution Rights	N/A
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	

Securities issued pursuant to Regulation CF:

Type of security	_____
Amount outstanding	
Voting Rights	
Anti-Dilution Rights	

The Company has the following debt outstanding:

Type of debt	Convertible Notes
Name of creditor	Crowdfunding
Amount outstanding	$21,582.28
Interest rate and payment schedule	
Amortization schedule	
Describe any collateral or security	
Maturity date	
Other material terms	

The total amount of outstanding debt of the company is $0.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common	21,585.28	$21,585.28	Product	October 18,	Regulation

Stock			development and operation	2018	CF
_____ _____					Regulation CF

Ownership

Emmanuel Umoh owned about 80 percent of the company. The remaining 20 is spread among the team members including Denorro Stallworth, Juan Porras, and Daniel Near. Our advisors have also been given an ownership share in the company.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Emmanuel Umoh	80%
Denorro Stallworth, Juan Porras, Daniel Near	20%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$52,507.00	$28,507.00	$2,115.00

Operations

The idea behind our company was conceived in 2016. Between 2016 and August 2018, we were working as hobbies and not as a company to carry out proof of concept of our idea. This was to give us the opportunity to validate the potential commercialization of our idea. Upon the completion of our proof of concept testing, the company was formally registered as a Dela ware C Corporation on August 14, 2018. Our operation as a company started in August 14, 2018 after the company was formed. We do not currently have revenue because our product development is still ongoing. We have been bootstrapping our project since the inception of the company. So far, we have spent about $8,500 of our money in the project. This amount was largely invested by the founder and & CEO of the company. The money was used for purchasing some of the components we used for our proof of concept testing and the initial development of our first

prototype. The development of the prototype is still ongoing. Since the company was officially registered as a corporation in August 2018, no investor has invested in the company yet. Due to lack of sufficient funding to continue with the project, we have been faced with series of delays. One of such delays relates to the completion of our first prototype. We decided not to outsource the production of our prototype to save money. Although we are developing the prototype in-house at our maker's space, we have continued to experience delays due to funding to purchase some of the components we need for the project. One of the biggest financial needs we have is funding to pay for Non-Recurring Engineering fee. The NRE fee is to enable us to pay the company that will design and develop the custom size electronic paper display for screen of the electronic license plate. We anticipate allocating funding from future investments towards the payment of the NRE.

We have not yet generated any revenues and do not anticipate doing so until we have completed the design and development of our electronic license plate, which we do not anticipate occurring until 2021. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for 12 months without revenue generation.

Liquidity and Capital Resources

On October 18, 2018, the Company conducted an offering pursuant to Regulation CF and by the close of the round in January 7, 2020 had raised $36,949. Start Engine is the only offering we're working on. This means that we do not have any other reliable source of funding now, except from our personal contributions.

Capital Expenditures and Other Obligations

The Company intends to make the following material capital expenditures in the future:
We have a MOA with a company in Germany to develop our custom E-paper display size 12.6". This project will involve the payment of about $200,000.00 for the development of the custom size display.

The MOA for the development of a custom size E-paper by the German company will definitely influence our company. Completing this project will move our product development milestones closer to mass production. We also have an understanding with ITE Lab in Taiwan for the development of our Timing Controller.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor

or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company not failed failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Emmanuel Umoh
(Signature)

Emmanuel Umoh
(Name)

Founder, CEO and Director
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Emmanuel Umoh
(Signature)

Emmanuel Umoh
(Name)

Founder, CEO, and Director
(Title)

05-18-2020
(Date)



Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



I, Emmanuel Umoh, the founder & CEO of Vizrom Inc., hereby certify that the financial statements of Vizrom Inc. and notes thereto for the period as of As of December 31, 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 05-31-2020.

Name: Emmanuel Umoh

Title: Founder & CEO

Date: 05-18-2020

Signature:

1

VIZROM INC

FINANCIAL STATEMENTS
(UNAUDITED)

As of December 31, 2019

VIZROM INC
Index to Financial Statements
(Unaudited)

	Pages
Balance Sheets as of December 31, 2019	3
Statements of Operations for the period ended December 31, 2019	4
Statements of Stockholders' Equity for the period ended December 31, 2019	5
Statements of Cash Flows for the period ended December 31, 2019	6
Notes to the Financial Statements	7

VIZROM INC
BALANCE SHEETS
As of December 31, 2019
(unaudited)

Vizrom Inc
Balance Sheet
As of December 31, 2019

ASSETS

Cash	4,130
TOTAL ASSETS	4130

LIABILITIES & EQUITY

Equity	
- Emmanuel Umoh	8,525
- Other's	25,712
Total Equity	34,237
Net Income	-21,582
Reserves	-8,525
TOTAL LIABILITIES & EQUITY	4,130

VIZROM INC
STATEMENTS OF OPERATIONS
As of December 31, 2019
(unaudited)

Vizrom Inc
Profit & Loss
As of December 31, 2019

Ordinary income/Expense
    Expense

-	Business Development	6,212.30
-	Business Travel	771.20
-	Income Tax	450.00
-	Patent	6,161.87
-	Product development	488.91
-	Projects and milestones	6,294.00
-	Wire Transfer Fees	1,204.00

Total Expense	21,582.28
Net Ordinary Income	-21,582.28
Net Income	-21,582.28

4

VIZROM INC
STATEMENTS OF STOCKHOLDERS' EQUITY
As of December 31, 2019
(Unaudited)

Statement of Stock Holders Equity

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder' Equity (Deficit)
	Share	Amount			
As of January 01, 2019	8,525.00	$8,525	——	($8,525)	——
Contributed capital	—	—	25,712	——	25,712
Net Income (loss)	—	—	——	(21,582)	(21,582)
As on December, 31, 2019	8,525.000	$ 8,525	$ 25,712	$ (30,107)	$ 4,130

VIZROM INC
STATEMENTS OF CASH FLOWS
As of December 31, 2019
(unaudited)

Vizrom Inc
Statement of Cash Flows
As of December 31, 2019

Cash at the beginning of the year	NIL
OPERATING ACTIVITIES	
Net Income/(Loss)	- 21,582.00
Net Cash Provided by Operation Activities	-21,582.00
FINANCING ACTIVITIES	
Increase (decrease) in Equity	25,712.00
Net Cash Provided by Financing Activities	4,130.00
Net Cash Increase for Period	4,130.00
Cash at End of Period	4,130.00

6

NOTE 1 – NATURE OF OPERATIONS

Vizrom Inc was formed on August 14, 2018 ("Inception") in the State of Delaware. The financial statements of Vizrom Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Birmingham AL.

If the cars of tomorrow are designed to be intelligent and connected, why then, do we still used the metal registration number plates that was invented in the 18th century? This question is what Vizrom has set out to answer. Vizrom is a License Plate as a Service (LPAAS) technology company based in Birmingham Alabama. The product is an interactive electronic license plate.

The technology behind our electronic license plate will allow the device to display your DMV issued registration number electronically. With our electronic license plate, going to the DMV to renew your license plate would be a thing of the past. This means that you can renew your car tag using an online account or a mobile app and the renewal information will be automatically updated on your electronic license plate using a wireless communication protocol. The electronic license plate has the capability to perform other exciting features. For example, automatic parking validation, amber alert and many more features.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

7

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
Revenue will come from the sales of our electronic license plate to users and the Company will recognize revenue when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Alabama state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority because the company's inception date is August 14, 2018.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – DEBT
The company does not currently have any debt

NOTE 4 – COMMITMENTS AND CONTINGENCIES

The Company is currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 5 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of 12/31/2019 the company has issued 25,712 to Investors at the par value of $1 per shares of our common stock.

NOTE 6 – RELATED PARTY TRANSACTIONS

The total of 25,712 shares were allotted to different investors during the year at par value of $1 per share.

NOTE 7 – SUBSEQUENT EVENTS

There have been no other events or transactions during this time which would have a material effect on these financial statements.